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Exhibit 12.1

MICRON TECHNOLOGY, INC.
COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	2004		2005		2006		2007	2008	Six Months Ended February 28, 2008	Six Months Ended March 5, 2009
Earnings:
Income (loss) from continuing operations before income taxes, noncontrolling interests and equity in net losses of equity method investees	232		199		433		(168)	(1,611)	(1,027)	(1,443)
Equity in net losses of equity method investee	—		—		1		—	—	—	(61)
Amortization of capitalized interest expense, net of tax	1		1		1		2	3	2	3
Capitalized interest	(1)		(2)		(10)		(18)	(13)	(4)	(3)
Fixed charges, as below	44		57		45		79	108	54	73

Total earnings, as defined	276		255		470		(105)	(1,513)	(975)	(1,431)
Fixed charges:
Interest expense, net of capitalized portion	36		47		25		40	82	41	65
Capitalized interest	1		2		10		18	13	5	3
Rental expense, representative of interest	7		8		10		21	14	8	5

Total fixed charges, as defined	44		57		45		79	109	54	73

Ratio of earnings to fixed charges(1)	6.3	x	4.5	x	10.4	x	—	—	—	—

(1)
For the purpose of calculating such ratios, "earnings" consist of income from continuing operations before income taxes, equity in net losses of equity method investees and noncontrolling interests plus fixed charges and "fixed charges" consist of interest expense (net of capitalized portion), capitalized interest, amortization of debt discount and the portion of rental expense representative of interest expense. Earnings before fixed charges were inadequate to cover total fixed charges by $184 million and $1,622 million for the fiscal years ended August 30, 2007 and August 28, 2008, respectively and by $1,029 million and $1,504 million for the first six months ended February 28, 2008 and March 5, 2009, respectively.

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  Exhibit 12.1
MICRON TECHNOLOGY, INC. COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES